

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 16, 2007

Ronald J. Packard
Chief Executive Officer
K12 Inc.
2300 Corporate Park Drive
Herndon, VA 20171

> **Re:** **K12 Inc.**
> **Form S-1/A**
> **Filed November 8, 2007**
> **File No. 333-144894**

Dear Mr. Packard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please limit the information on the prospectus cover page to only the information required by Item 501(b) of Regulation S-K. In this regard, remove the references to your Regulation S offering.

Prospectus Summary, page 1

The Regulation S Transaction, page 4

2.   Identify the investor in your Regulation S transaction.

Compensation Discussion and Analysis, page 83

Elements of Compensation, page 84

3.   We note your revised paragraph on page 85 in response to our prior comment
        five. Please further revise to identify by name each of the executive officers that
        you refer to in this paragraph.

Summary Compensation Table, page 88

4.   We note your response to our prior comment six. Please revise your Summary
        Compensation Table to clarify by footnote the officers who acted in a similar
        capacity to that of a principal executive officer throughout fiscal 2007.

Principal and Selling Stockholders, page 102

5.   To the extent not widely held, please identify the natural person or persons who
        have voting or investment control over the securities to be sold by each of the
        "other selling stockholders" listed on page 103. Refer to Interp. 4S of the
        Regulation S-K section of the March 1999 Supplement to the Manual of Publicly
        Available Telephone Interpretations.

6.   Please confirm in your response letter that no selling stockholders are broker-
        dealers or affiliates of broker-dealers (other than CV II Entities as discussed in
        footnote 14 to the table).

Shares Eligible for Future Sale, page 112

7.   Briefly describe in this section the eligibility for future sale of the Regulation S
        shares. For example, describe the lock-up agreement, registration rights, and
        Regulation S resale provisions.

Financial Statements

Revenue Recognition, F-7

8.   We note your response to comment 7. It appears that your customers are the state
        school systems and not the students or the 501c3 entities. It also appears that
        under certain of your arrangements the Company is paid by the public school
        system to manage the 501c3 virtual public school, including managing employees
        of the public school system working for the virtual public school.
        Notwithstanding the extent that you incur expenses, including teacher staffing
        costs, prior to your reimbursement by the state or district, we remain unclear how
        you have credit risk in an arrangement where state school systems are funding the

payment of its employees' salaries through the 501c3 entities. Please revise or further advise us.

4. Income Tax Valuation Allowance, page F-37

9.   We do not understand your income tax valuation allowance rollforward on page F-37. Your rate reconciliation on page F-13 shows that you have reported very little income tax expense in 2006 and 2007 (an effective rate of 0% and 5% respectively) through the realization of fully reserved tax assets and yet your table reports that no benefits were realized. Please clarify this rollforward schedule by separately reporting additions to the valuation allowance and reductions in the valuation allowance/tax assets realized to arrive at your ending balances.

                                    *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

                                                                Sincerely,

                                                                Larry Spirgel

cc: William P. O'Neill, Esq.
        Latham & Watkins LLP
        Via facsimile at (202) 637-2201